Room 4561

January 28, 2008

Mr. Monty A. Houdeshell
Executive Vice President and
Chief Financial Officer
Autobytel Inc.
18872 MacArthur Boulevard
Irvine, CA 92612

>   **Re: Autobytel Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2006**
>   **Filed March 15, 2007**
>   **File No. 000-22239**

Dear Mr. Houdeshell:

We have reviewed your response to our letter dated September 19, 2007 in
connection with the above referenced filing and have the following comment. If
indicated, we think you should revise your document in response to this comment. If you
disagree, we will consider your explanation as to why our comment is inapplicable or a
revision is unnecessary. Please be as detailed as necessary in your explanation. In our
comment, we may ask you to provide us with supplemental information so we may better
understand your disclosure. After reviewing this information, we may raise additional
comments.

Form 10-K for the Fiscal Year Ended December 31, 2006

Financial Statements

Note 7. Commitments and Contingencies, page F-32

1.   Please provide us with the following information regarding your valuation of the
      patent license in sufficient detail to support the reasonableness of your allocation
      of the litigation proceeds:

      •   Describe how considering existing international licenses (brand name,
          trademarks, logo and business procedures) factored into your valuation. It is
          our understanding that these are not, necessarily, similar intellectual property;

      •   Explain how you were able to estimate Dealix's current and future dealer lead
          service revenue. Describe the information, how it was obtained, and how it

Mr. Monty A. Houdeshell
Autobytel Inc.
January 28, 2008
Page 2

was used in your valuation. For example, provide us with the number of years of financial statements of Dealix on which you based future projections of Dealix's income, the major assumptions used to project Dealix's income, the royalty rate applied to that income, the basis for the royalty rate, etc.;

- Describe the comparable licenses for business method patents issued by other companies and specifically how these were used in your valuation. In addition, tell us how you deemed these comparable; and

- Describe the basis for your conclusion that the fair value of the continuing obligation (i.e. the future unidentified patents/covenant not to sue) is implicit in the assumptions used in determining the fair value of the non-exclusive patent license.

This information may be provided in summary form and it is not necessary for you to provide any formally prepared valuation report.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Christine Davis, Senior Staff Accountant at (202) 551-3408 or me at (202) 551-3451 if you have questions regarding these comments.

Sincerely,

Mark Kronforst
Accounting Branch Chief